Exhibit 2.1

DISTRIBUTION AGREEMENT

     Distribution Agreement, dated as of June 24, 2005 (the “Agreement”) by and between Dean Holding Company, a Wisconsin corporation formerly known as Dean Pickle and Specialty Products Company (“Pickle”), TreeHouse Foods, Inc., a Delaware corporation (the “Company”) and Dean Foods Company, a Delaware corporation (the “Sole Stockholder”).

     WHEREAS, Pickle holds 118,000 shares of common stock of the Company (the “Common Stock”);

     WHEREAS, the Board of Directors of Pickle has determined that it would be advisable and in the best interests of Pickle and the Sole Stockholder for Pickle to distribute to the Sole Stockholder, without any consideration therefor, the Common Stock (the “Distribution”); and

     WHEREAS, for federal income tax purposes, the Distribution is intended to qualify under Section 355 of the Internal Revenue Code of 1986, as amended;

     NOW, THEREFORE, in consideration of the mutual covenants and obligations set forth in this Agreement, the parties hereto agree as follows:

          1.      Distribution. The Board of Directors of Pickle shall determine the record date for the Distribution (the “Record Date”). Pursuant to the Distribution, on the date determined by the Board of Directors of Pickle as the date on which the Distribution is payable to the Sole Stockholder, which shall be the date on which the Sole Stockholder shall be entitled to the Common Stock (the “Distribution Date”), Pickle shall distribute the Common Stock to the Sole Stockholder. In connection therewith, promptly following the Distribution, Pickle shall deliver to the Sole Stockholder one or more stock certificates representing all shares of Common Stock held by Pickle, together with one or more stock power(s) endorsed in blank.

          2.      Pickle Board Action. The Board of Directors of Pickle shall, in its discretion, establish the Record Date and the Distribution Date and all appropriate procedures in connection with the Distribution. The consummation of the transactions provided for in Section 1 shall only be effected after the Distribution has been declared by the Board of Directors of Pickle.

          3.      Confirmatory Instruments and Documents. Pickle hereby irrevocably constitutes and appoints the Sole Stockholder as its true and lawful attorney, with full power of substitution, in its name but on behalf of and for the benefit of such assignee, to execute, acknowledge, deliver, swear to, file and record in the appropriate public offices, any and all such confirmatory instruments and documents as may be necessary or appropriate to perfect or evidence the title or interest of such assignee or its designee in and to the Common Stock.

          4.      Further Assurances. From time to time after the effective date of this Agreement, as and when requested by the Sole Stockholder, Pickle shall, without further consideration, execute and deliver, or cause to be executed and delivered, such assignments, certificates, and other instruments of transfer, conveyance, assignment, and confirmation, furnish such further information, and take, or cause to be taken, such further or other actions as the Sole Stockholder may deem necessary or desirable to more fully transfer, assign and convey the Common Stock to it and otherwise to carry out the intent and purposes of this Agreement.

          5.      Filings and Consents. Each party hereto will use its best efforts to make all filings and registrations, give all notices and obtain all permits, licenses, consents and approvals from all courts, governmental authorities and other persons and entities as may be required under any applicable law, regulation, agreement or instrument binding upon it or which relates to the transfer or acceptance of the Common Stock as contemplated by this Agreement or which otherwise is required to consummate or make effective the transactions contemplated by this Agreement.

          6.      Miscellaneous.

          (a)     Binding Effect; Benefits. This Agreement shall be binding upon and inure to the benefit of the parties to this Agreement and their respective successors and permitted assigns. Nothing in this Agreement, express or implied, is intended or shall be construed to give any person other than the parties to this Agreement and their respective successors or permitted assigns any legal or equitable right, remedy or claim under or in respect of any agreement or any provision contained herein.

          (b)     Waiver. The waiver by either party hereto of a breach of any provision of this Agreement shall not operate or be construed as a waiver of any preceding or succeeding breach and no failure by either party to exercise any right or privilege hereunder shall be deemed a waiver of such party’s rights or privileges hereunder or shall be deemed a waiver of such party’s rights to exercise the same at any subsequent time or times hereunder.

          (c)     Amendments. This Agreement may be amended, modified or supplemented only by the written agreement of the parties hereto.

          (d)     Governing Law. This Agreement shall be governed by and construed in accordance with, the law of the State of Delaware, without giving effect to the choice of law principles thereof.

          (e)     Headings. The headings contained herein are for convenience only and shall not control or affect the meaning or interpretation of any provision hereof.

          (f)     Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original and which together shall constitute one and the same agreement.

          (g)     Severability. In case any provision of this Agreement shall be invalid or unenforceable in any jurisdiction, the validity and enforceability of the remaining provisions shall not in any way be affected thereby.

     IN WITNESS WHEREOF, Pickle, the Company and the Sole Stockholder have executed this Agreement as of the first date written above.

DEAN HOLDING COMPANY

By	/s/ Lisa N. Tyson

Lisa N. Tyson Secretary

TREEHOUSE FOODS, INC.

By:	/s/ Lisa N. Tyson

Lisa N. Tyson Secretary

DEAN FOODS COMPANY

By:	/s/ Lisa N. Tyson

Lisa N. Tyson Assistant Secretary

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